Conformed Copy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003

Masisa S.A.
(Exact name of Registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant’s name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASISA S.A.

Date: September 26, 2003	By: /s/ Carlos Marín
Name: Carlos Marín

Chief Financial Officer

NEWS RELEASE

For Further Information:

Juan Diuana	Patrick Kilhaney
Investor Relations	Citigate Financial Intelligence
Masisa S.A.	(201) 499-3559
(56 2) 707-8710	Email: patrick.kilhaney@citigatefi.com
Email: jdiuana@masisa.cl
Internet: www.masisa.com

MASISA S.A. ANNOUNCES BOND ISSUANCE

(Santiago, Chile, September 26, 2003) - Masisa S.A. (NYSE: MYS), Latin America’s leading wood board manufacturer, today announced that it’s Board of Directors approved a bond issuance.

During the Company’s Extraordinary Board Meeting, held yesterday, the Board agreed to authorize the Company’s management to accomplish all the needed procedures in order to make a bond placement of up to an aggregate amount of 4,000,000 UF (102,898,826 U.S. dollars). This placement will be done in the local market through the issuance of:

(i)	long–term, fixed-amount bonds, of up to 3,000,000 UF (77,174,120 U.S. dollars) with a maturity of up to 21 years, and
(ii)	a 10 year bond line up to 3,000,000 UF ( 77,174,120 U.S. dollars).

These bonds will be used to refinance the Company’s liabilities and/or its subsidiaries. Its main features, such as, amount, term, probably interest rate, guarantees, etc will be duly informed at the moment of the registration of the referred issuance.

UF is a chilean inflation indexed currency unit (25.72 U.S. dollars as of September 26, 2003)

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particle board, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particle board in Chile, 30% of the particle board in Argentina, 40% of the MDF in Chile and 50% in Argentina. In Brazil, MASISA, holds approximately 30% of the MDF market, while is the only producer of OSB. In Mexico the Company produces approximately 20% of the particle board. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.